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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-73018

      SUPPLEMENT DATED APRIL 8, 2002 TO PROSPECTUS DATED NOVEMBER 14, 2001

     Our board of directors has repealed all prior resolutions relating to additional distributions on the Series E-7 Preferred Stock. In addition to the base dividend rate, the board has authorized a dividend of an additional 2.65% annually on the preferred stock, beginning with the dividend period starting April 1, 2002. Therefore, effective for the record date of May 5, 2002, the dividend rate on the preferred stock will be calculated as follows:

     The annualized dividend rate, as adjusted each month, will be equal to the sum of (1) the highest of the three-month U.S. Treasury Bill rate, the ten-year constant maturity rate or the twenty year constant maturity rate, each as described in this prospectus, plus (2) 0.50%. In addition to this annual dividend rate, our board of directors has authorized a dividend of an additional 2.65% annually on the preferred stock. This additional amount may be eliminated or reduced at any time by our board of directors. The annual dividend rate, after applying any additional rates authorized by our board of directors, will never be less than 6% nor more than 14%.

     This description of the dividend rate formula for the preferred stock supercedes any inconsistent description contained in this prospectus.